Exhibit 99.69

MAVERIX METALS ANNOUNCES STRONG FIRST QUARTER 2018 GOLD EQUIVALENT

PRODUCTION AND INCREASES FULL YEAR GUIDANCE

May 15, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce another strong quarter with attributable gold equivalent production of over 4,000 ounces for the first quarter of 2018.

Dan O’Flaherty, President and CEO of Maverix commented, “We are very pleased to have followed up our strong finish to 2017 with a solid start to 2018. Furthermore, with a number of near term catalysts, including the re-start of production at Silvertip and the continued ramp up of production at Moose River Consolidated, Florida Canyon and Beta Hunt, we are expecting a robust second quarter and continued attributable gold equivalent production growth throughout the year. With a growing cash flow platform now established, we are actively evaluating new opportunities to invest our cash to further enhance our royalty and streaming portfolio.”

Increased 2018 Guidance

Based on its existing royalties and streams, and given the strong production in the first quarter, the Company is increasing its attributable gold equivalent production guidance for 2018 to 18,000 — 19,000 ounces, a 50% — 60% increase over 2017.

Royalty and Stream Asset Updates

•                  Silvertip: On March 8th, 2018, Coeur Mining announced the commencement of production ahead of schedule at the Silvertip mine located in British Columbia. Coeur Mining expects to reach commercial production mid-year and ramp up to nameplate capacity of 1,000 metric tonnes per day in early 2019. The Company expects to receive its first royalty payment from Coeur Mining in Q2 2018. (1)

•                  Mt Carlton: Evolution Mining reported gold production of 25,850 ounces for the quarter ended March 31, 2018 at the Mt Carlton mine. On April 19th, 2018, Evolution Mining reported an increase of resources, prior to mining depletion, at Mt Carlton of 225,000 gold ounces, largely due to the positive impact of infill drilling. The Definitive Feasibility Study for the Underground/Stage 4 pit continued during the quarter. (2)

•                  Beta Hunt: RNC Minerals reported 13,780 ounces of gold mined in Q1 2018 at Beta Hunt, an 8% increase over Q4 2017 and the fourth consecutive quarter of increased mined gold production. RNC Minerals expects continued improvements in production volumes and grade in the second quarter of this year, with the commencement of production from the Western Flanks Central and AWF 14 Level stopes. (3)

•                  Moose River Consolidated: Atlantic Gold reported gold production of 18,183 ounces in Q1 2018 at the Moose River Consolidated mine, including 8,810 ounces in March, the first full month since declaring commercial production on March 1st, 2018. Atlantic Gold announced that mill throughput and recoveries have exceeded design criteria and that the mine is on track to meet its annual production guidance of 82,000 — 90,000 ounces. (4)

•                  Florida Canyon: Alio Gold reported that Institutional Shareholder Services and Glass Lewis, & Co., two leading proxy advisory firms, have recommended that both Alio Gold and Rye Patch shareholders vote FOR the plan of arrangement whereby Alio Gold will acquire all of the issued and outstanding shares of Rye Patch, at their special meetings of shareholders to be held on May 18th, 2018. Alio Gold reported that its strong balance sheet provides the flexibility to support advancement of Rye Patch projects, specifically the potential for low-capital expansion to increase annual gold production at Florida Canyon. (5)

•                  La Colorada: Subsequent to the end of the first quarter, La Colorada delivered 1,116 ounces of gold to the Company, an increase of 89% over Q1 2018, and the highest quarterly delivery of gold to date. This production will be reflected in our second quarter results. In the first quarter of 2018, the La Colorada mine operated above its nameplate capacity of 1,800 tonnes per day, following the successful completion of a major expansion program by Pan American Silver last year. (6)

Release of First Quarter 2018 Financial Results and Annual General Meeting of Shareholders

The Company plans to release its unaudited financial results for the first quarter of 2018 prior to market opening on Wednesday, May 30, 2018.

Maverix’s Annual General Meeting of Shareholders will begin at 2:00 pm PT (5:00 pm ET) on Tuesday, May 29, 2018 at the Metropolitan Vancouver Hotel, Pacific Room, 645 Howe Street, Vancouver, British Columbia. The Information Circular, Notice of Annual General Meeting of Shareholders, and Form of Proxy for the meeting have been mailed to shareholders of record as of April 20, 2018 and are also available on SEDAR (www.sedar.com).

(1)   For more information on the Silvertip mine, please visit the Coeur Mining, Inc. website at www.coeur.com and refer to the news releases dated March 8, 2018, and April 25, 2018.

(2)   For more information on the Mt Carlton mine, please visit the Evolution Mining Ltd. website at www.evolutionmining.com.au and refer to the news release dated April 19, 2018.

(3)   For more information on the Beta Hunt mine, please visit the RNC Minerals website at www.rncminerals.com and refer to the news release dated May 1, 2018.

(4)   For more information on the Moose River Consolidated mine, please visit the Atlantic Gold Corporation website at www.atlanticgoldcorporation.com and refer to the news release dated April 13, 2018.

(5)   For more information please visit the Alio Gold Inc. website at www.aliogold.com and refer to the news releases dated March 19, 2018 and May 10, 2018.

(6)   For more information on the La Colorada mine, please visit the Pan American Silver Corp. website at www.panamericansilver.com and refer to the 2018 First Quarter Report.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a “Qualified Person” under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                                     info@maverixmetals.com

Website:                           www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Technical and third party information

The disclosure herein and relating to properties and operations on the properties in which the Company holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty or stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company’s royalty, stream or other interest. The Company’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to: the timing of the release of the Company’s interim financial statements and of its Annual General Meeting; the Company’s production and financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns; the timing of royalty payments; the production and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in; and the arrangement between Alio Gold and Rye Patch. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.